Exhibit 99.82

June 16, 2014

Consent of Independent Auditor

We hereby consent to the inclusion in this registration statement on Form 40-F (No. 001-36421) of Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) of our report dated March 28, 2014 relating to the financial statements of Aurinia Pharmaceuticals Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended. We also consent to the inclusion of our report dated April 3, 2013 relating to the financial statements of Isotechnika Pharma Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended. We also consent to the reference to us under the heading “Experts” in certain documents included in such registration statement.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

    PricewaterhouseCoopers LLP

    TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5

    T: +1 780 441 6700, F: +1 780 441 6776, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.